September 28, 2006

Energy Metals Corporation
1238-200 Granville Street
Vancouver, BC
V6C 1S4

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the inclusion in this Annual Report (Form 40-F) of Energy Metals Corporation of our report dated August 23, 2006 with respect to the consolidated financial statements of Energy Metals Corporation incorporated by reference therein.

Davidson & Company LLP

Vancouver, Canada
September 28, 2006